Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130-3002 o: 858.350.2300 f: 858.350.2399

June 23, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Drory

Tim Buchmiller

Re:	RxSight, Inc.

Draft Registration Statement on Form S-1

Submitted May 17, 2021

CIK No. 0001111485

Ladies and Gentlemen:

On behalf of our client, RxSight, Inc. (“RxSight” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 13, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on May 17, 2021 (the “Draft Registration Statement”). The Company has further revised the Draft Registration Statement in response to the Staff’s comments in respect of the Draft Registration Statement (the “Amended Registration Statement”) and we are concurrently submitting via EDGAR this letter and the Amended Registration Statement. For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 17, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on May 17, 2021), all page references herein correspond to the page of the Amended Registration Statement.

Prospectus Summary

Overview, page 1

1.

We note your disclosure here and in the Business section regarding head-to-head comparisons between your RxSight system and “the two most widely adopted alternative premium IOLs.” If you have not conducted actual head-to-head trials, please revise your disclosure to clearly state

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Securities and Exchange Commission

June 23, 2021

this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide additional information regarding these trials that would help an investor make a meaningful comparison (e.g., number of subjects, trial design, statistical significance, etc.).

In response to the Staff’s comment the Company has revised the disclosure on pages 1 and 98, and supplemented the disclosure on page 121, to provide the basis of comparison among the listed studies, which were all conducted to support FDA approval using similar study designs, patient populations, study endpoints and follow-up periods.

Our success factors, page 3

2.

We note your disclosure here that one of your differentiating success factors is that you offer an, “attractive value proposition that is readily understood by doctors and other providers.” However, we note your disclosure elsewhere, including your risk factor disclosure on page 23 where you state that “[doctors] must make a significant upfront investment to purchase the LDD” and your disclosure on page 5 that, “44% of surgeons and 36% of surgeons reported factors that discourage them from offering premium IOLs due to concern over nighttime vision and loss of contrast sensitivity, respectively.” Please revise your statement or otherwise advise.

In response to the Staff’s comment the Company has revised the disclosure on pages 3 and 124.

Our solution, page 5

3.

We note your statement that you designed your RxSight system to “provide a single IOL that can address the broadest range of patient types and needs.” Please balance this statement with disclosure that your RxSight system is approved for “adult patients with pre-existing corneal astigmatism of => 0.75 diopters and without preexisting macular disease,” and clarify whether your product can address the entire population of patients who are currently eligible for conventional cataract surgery.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 2, 5, 122, 124 and 131.

Market, industry and other data, page 88

4.

Your statements that (i) you have not independently verified any of the data from third party sources and (ii) investors are cautioned not to give undue weight to your internal research may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 87.

Securities and Exchange Commission

June 23, 2021

Use of proceeds, page 89

5.

We note that you intend to use proceeds to expand your sales force and customer support and operations, increase your research and development activities, conduct or sponsor clinical studies and trials, expand internationally, and provide for working capital and other general corporate purposes. Please revise to disclose the approximate amount to be used for each such purpose. Refer to Item 504 of Regulation S-K. In addition, please revise to clarify whether any material part of the proceeds is to be used to discharge indebtedness. If so, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on page 88.

Key business metrics, page 102

6.

We note your statement that you “believe the number of LALs sold (reported as implanted in a patient) in each quarter is an important metric indicative of adoption and utilization of our RxSight system.” In addition, we note that your table at the bottom of page 102 appears to indicate that your LLD installed base increased significantly from Q3 2020 to Q1 2021 from 69 to 105 LDD installed; however, your LALs sold in the quarter appeared to remain relatively flat at 1,513 LALs sold in Q3 2020 versus 1,567 LALs sold in Q1 2021. Please update your disclosure here to include sufficient narrative disclosure to provide appropriate context of your results.

In response to the Staff’s comment the Company has supplemented the disclosure on page 101.

Business

Overview, page 123

7.

We note your disclosure here that you “anticipate future developments may include development of advanced presbyopia correction techniques and commencement of a PMA clinical trial in the United States for FDA approval of an EDOF IOL indication” and your disclosure on page 127 that “[m]any of the additional applications on [y]our system would simply require that [you] change the algorithm of [y]our LDD to shape the light and the LAL” and that you “have received fifteen supplemental approvals that enable the RxSight system to meet evolving customer needs.” Please balance your disclosure to clarify how far along you are in researching and developing your technology for additional indications. For example, it is inappropriate to highlight that your RxSight system can be changed with simple algorithms if the features and functionality that do not currently exist in prototype form. In addition, please expand your disclosure to provide greater detail on the material “supplemental approvals that enable the RxSight system to meet evolving customer needs.”

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 3, 99, 123 and 126.

8.

We note your disclosure that your RxSight system has received the CE mark and marketing approval in Mexico. Please update your disclosure to clearly state the specific indications your products are approved for under each regulatory jurisdiction.

Securities and Exchange Commission

June 23, 2021

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 2, 58, 98, 123, 126 and 139.

First and only commercially available IOL technology that allows customization and optimization of patient vision after surgery, page 124

9.

We refer to your statement here that you believe you can, “deliver future product enhancements and expansion of indications for [y]our platform on a rapid development timeline.” Please tell us why you believe a “rapid development” time frame is realistic given the lengthy and uncertain process of seeking regulatory approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 123.

Investing in system enhancements to meet the evolving needs of doctors and other providers as well as patients, page 127

10.

We note your statement that you “are currently developing a lower cost version of the LDD.” Please add disclosure describing the regulatory approval process you anticipate for your lower cost LDD and provide additional details on where you are currently at in the research and development process or otherwise advise.

In response to the Staff’s comment the Company has supplemented the disclosure on page 126.

Astigmatism-Correcting or Toric Lenses, page 131

11.

Please provide your basis for your statement that, “due to the limited precision of existing toric IOLs, only a fraction of patients with visually significant astigmatism receive a lens that corrects their astigmatism.”

In response to the Staff’s comment the Company has revised and supplemented the disclosure on page 130.

Reduction in “Outliers”, page 138

12.

Please revise to indicate the basis for your disclosure in this section. If your statements are intended to convey superiority to the identified competitors’ products, please provide a description of the head to head studies in the discussion of your business. If there are no head to head studies supporting your claims, please tell us why such comparisons are appropriate.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on page 137 to state the basis of the comparison between the listed studies. Although there has not been a head to head study comparing the three IOLs, all three published studies were conducted to support FDA approval of the products using similar study designs, patient populations, study endpoints and follow-up periods.

Securities and Exchange Commission

June 23, 2021

Sales and marketing, page 140

13.

We note your disclosure that, “[y]our cumulative surveys compiled as of Q1 2021 indicated 86.8% “Strongly Agree,” and 13.2% “Agree” that they were satisfied with the overall support and guidance provided by [you] during the product integration period.” Please amend your disclosure to briefly describe the parameters of the survey, including a discussion of how you selected the participants, the number of participants, and how you determined that your survey results support the above-referenced statement. In addition, please revise to clarify whether the survey revealed any material disadvantages concerning your products.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on page 140.

Intellectual Property, page 145

14.

Please revise to disclose the type of patent protection you have and the expiration dates for each of your material issued patents for each of your technologies. For example, it is unclear which patents cover your LDD, LAL and related devices and methods.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 144 and 145.

15.

We note your disclosure regarding your license agreement with CalTech, including your potential royalty obligation. However, we also note your disclosure that you currently do not sell any licensed products under the agreement. Please revise your disclosure to clarify if the license agreement covers potential material future products currently under development or otherwise advise.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 145 and 146.

Competition, page 146

16.

We note your disclosure that you believe one of the principal competitive factors in your market is “patient experience, including recovery time and level of discomfort.” We further note that your product requires UV blocking glasses to be worn following surgery until the LAL in locked in, which appears to typically be for a period of several weeks following surgery. Please add disclosure here or elsewhere in your draft registration describing how your patient experience compares with your material competitors. Please also advise what consideration you have given to including a risk factor discussing that your RxSight system requires patients to wear protective glasses following surgery until the LAL is locked and the impact this requirement may have on the ultimate market acceptance for the RxSight system.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 24, 25 and 147.

Securities and Exchange Commission

June 23, 2021

Exclusive jurisdiction, page 192

17.

We note your disclosure here does not appear to be consistent with your risk factor disclosure on page 79. For example, your disclosure on page 79 indicates that nothing in your amended and restated bylaws precludes stockholders that assert claims under the Securities Act or the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Your disclosure here, however, indicates that your amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition to correcting your disclosure for this apparent inconsistency, please disclose whether your various exclusive forum provisions will apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 79 and 192.

Note 2 - Summary of accounting policies

Revenue recognition, page F-19

18.

Please expand your disclosures to clarify when you are recognizing revenue for each type of performance obligation – over time along with the method used or point in time along with when it occurs in the revenue cycle. Refer to ASC 606-10-50-12 and ASC 606-10-50-18 for guidance.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages F-19 and F-53.

Note 8 - Term loan, page F-25

19.

Please expand your disclosure to include the interest rate for borrowings under the term loan for 2020 along with the effective interest rate. Please also address this comment for Note 6 to your interim financial statements.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages F-26 and F-57.

Securities and Exchange Commission

June 23, 2021

Note 9 - Common stock warrant liability, page F-26

20.

We note that your disclosure that the fair value of the Series W warrant was determined by valuation specialists. Please tell us the nature and extent of the valuation specialists involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form S1 along with a consent from the valuation expert once the Form S-1 is publicly filed. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your filing to clarify. Please also address this comment for Note 5 to your interim financial statements for the fair value of the Series W warrant and also the estimated fair value of the preferred stock warrants.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages F-27 and F-56.

Note 2 - Summary of accounting policies

Recent accounting pronouncements, page F-54

21.	Please expand your disclosure to include ASU No. 2020-06. Refer to your disclosure on page F-22 in Note 2.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on page F-54.

General

22.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, under separate cover, it has concurrently herewith supplementally provided the Staff with copies of the written materials that have been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

*****

Securities and Exchange Commission

June 23, 2021

Please direct any questions regarding the Company’s responses or the Amended Registration Statement to me at (858)-401-9580 or mwaters@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Martin Waters
Martin Waters, Member

cc:	Ron Kurtz, M.D., RxSight, Inc.

Shelley Thunen, RxSight, Inc.

Jason Skolnik, Wilson Sonsini Goodrich & Rosati, P.C.

Alan Denenberg, Davis Polk & Wardwell LLP

Jason Bassetti, Davis Polk & Wardwell LLP